

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 22, 2009

David L. Warnock
Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **RE:** **Camden Learning Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 25, 2009**
> **File No. 000-52919**

Dear Mr. Warnock:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement Cover Page

Summary of Material Terms

1. Please revise here and throughout your proxy statement to clearly disclose that Robert Buckingham, the current President, CEO, and Chairman of Dlorah, is the beneficial owner of 100% of Dlorah's outstanding common stock.

2. Please disclose that the transaction consideration has an approximate aggregate value of $_____ million. In this regard, we note that you disclose on page 152 that the transaction consideration has an approximate aggregate value of $152.8

million. However, we also note that Signal Hill's analysis on page 99 assigns a value to the transaction consideration of $143.8 million. Please include disclosure explaining any discrepancy.

3.   Please disclose how much it will cost to redeem the company's publicly traded warrants if the Warrant Redemption Proposal is approved.

4.   We note that the merger consideration will be adjusted depending on the price of Camden common stock during the 10 trading day period ending immediately preceding the closing. Please revise to disclose how much additional consideration will be paid (including the value of such shares) for each $0.50 decline in the price of your stock below the $7.00 per share mark. In this regard, we note that Section 1.3(c) of the Amended and Restated Agreement and Plan of Reorganization attached as Annex I provides that if the average of the closing sales price was $6.50 per share, a shortfall of $9,265,000 would occur, and that Camden would make up this shortfall by increasing the number of shares of common stock into which the Class A Common Stock would be convertible by 1,425,385 additional shares.

5.   In the penultimate paragraph of this section, you state that your "officers may solicit proxies by telephone or fax, without receiving any additional compensation for their services." Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Questions and Answers about the Proposals, page 4

What is being voted on?, page 4

6.   We note that warrant holders will be asked to consider and vote upon a proposal to amend the terms of the warrant agreement governing the company's Section 12(g) registered warrants in order to require the redemption by the company of all of the outstanding warrants upon the consummation of the merger. Please provide us with your legal analysis as to why this would not constitute a going-private transaction subject to Rule 13e-3. If your answer relies on the current number of warrant record holders, please confirm in your response such number. For questions related to how to count the number of record holders, please see Question 152.01 of the Exchange Act Rules' Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Why is Camden proposing the Warrant Redemption Proposal?, page 7

7.   Please explain why the 2,800,000 founder warrants held by Camden Learning, LLC are being excluded from the Warrant Redemption Proposal, and instead

being exchanged for 250,000 shares of restricted Common Stock. Also, explain how you arrived at this valuation.

How do I exercise my redemption rights?, page 9

8.   In the fourth paragraph, you state that a shareholder may exercise his or her redemption right by checking the box on the included proxy card. However, the form of proxy included does not include such a box. Please revise accordingly.

9.   Please revise to disclose that holders of IPO Shares are entitled to redeem each share of common stock that he/she holds for approximately $____.

Since Camden's IPO Prospectus did not disclose that funds…, page 11

10.   In the answer to this question, please revise the third sentence to correct the typographical error "(ii) (iii)," and include any additional disclosure necessary to clarify.

What happens if the Transaction is not consummated or is terminated?, page 12

11.   Revise to disclose that the total amount available for distribution would be approximately $___ million, or $___ per share. Your estimate should include account interest.

How is management of Camden voting?, page 13

12.   Please indicate how you will inform stockholders of company open market purchases.

Summary, page 17

The Merger Proposal, page 19

13.   In the second paragraph on page 20 relating to Class A Common Stock, please revise to state that Class A Common Stock automatically converts to Common Stock at the conclusion of two years. Also, please disclose the total cost of this dividend payment assuming the Class A Common Stock remains outstanding for the entire period.

14.   Please clarify whether the one-fourth dividend payment to holders of Common Stock will accrue to the same extent as the Class A Common Stock. For example, if no dividends are paid in year one, and a dividend is then awarded to holders of Class A Common Stock in the 1st quarter of year two in the amount of $0.11, will holders of Common Stock receive one-fourth of $0.11, or one-fourth of $0.55?

Rescission Rights, page 27

15.   Advise why no contingent liability has been provided for in your pro forma
       financial statements as a result of the risk of rescission.

Opinion of Signal Hill Capital Group LLC, page 28

16.   Revise to disclose that if the 15,730,000 shares of Common Stock currently
       underlying the Class A Common Stock must be increased, the fairness opinion
       cannot and should not be relied upon.

17.   We note that your fairness opinion cannot and should not be relied upon if the
       company is required to increase the number of shares underlying the Class A
       Common Stock, as disclosed on page 95. Disclose whether it is the intent of
       Camden's board of directors to re-solicit shareholder approval of the transaction
       if it is later determined that the fairness opinion should no longer be relied upon.
       If you do not plan on re-soliciting shareholder approval in such circumstance,
       please disclose whether the board intends to obtain a new fairness opinion in
       order to satisfy Section 6.2(i) of the Merger Agreement, which is the condition
       that Camden receive a fairness opinion from an independent investment bank
       stating that the merger consideration to be paid is fair from a financial point of
       view.

Selected Unaudited Pro Forma Condensed Combined Statement of Income, page 36

18.   We note that you are accounting for this transaction as a "reverse merger" and
       recapitalization with Dlorah being deemed as the accounting acquirer. Please tell
       us in detail why you believe that Dlorah is the accounting acquirer in accordance
       with paragraphs 8-9 and A10-A15 SFAS 141R.

19.   Please disclose whether you are presenting your pro forma financial statements in
       accordance with SFAS 141R.

20.   Please add a note to your pro forma financial statements discussing the pending
       adoption of SFAS 160 and the expected impact on the financial statements

2. Pro Forma Adjustments, page 40

21.   We note your adjustment (h) for payment of the $0.44 dividend per converted
       share on the Class A Shares and payment of the $0.11 dividend per share on the
       Common Stock. However, on page 39 you state that "when and if a dividend is
       paid on the Class A Stock." Please tell us and disclose how you determined that
       the payment of these dividends is factually supportable. If it is factually

supportable, it is unclear to us why you did not reflect this use of cash in your pro forma balance sheet. If not factually supportable, please adjust accordingly.

22. We note your adjustment (j) to eliminate minority interest expense. Please tell us and disclose in detail information regarding how the current stockholders of Dlorah plan to true-up their accounts with minority owners.

23. We note your adjustment (k). Please disclose specific and detailed information regarding the payment of certain obligations to related parties.

Risk Factors, page 42

If any of the education regulatory agencies that regulate NAU do not approve…, page 44

24. Please disclose whether you have submitted a description of the proposed transaction to the Department of Education, and if not, when you plan to do so. If you have submitted a description, please disclose whether you have received any response.

25. In the second paragraph of this section, you state that the Department of Education may require NAU to post a letter of credit in the amount of 25% or more of the Title IV Program funds utilized by NAU in its most recently completed fiscal year. Please revise to disclose an estimate of how much this letter of credit would cost the company.

If NAU does not meet specific financial responsibility standards…, page 49

26. We note from your disclosure on page 113 that the Department of Education assigns a composite score based on financial strength on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength, and that a financial institution must be at least a 1.5 for the institution to be deemed financially responsible. Since the Department of Education determined that NAU failed to meet the standards of financial responsibility for its fiscal years ending May 31, 2007 and 2008, please revise to disclose that the composite scores assigned to NAU for the 2009, 2008, and 2007 fiscal years were 1.6, 0.5, and 0.2, respectively, as disclosed in note 3 on page F-31.

Dlorah has restated its financial statements in the past…, page 61

27. Revise to briefly explain the nature of these financial restatements.

If the private placement of Camden's sponsor's private warrants was not conducted…., page 72

28.   Expand to clarify why there is a risk that the private placement may have been in violation of the Securities Act of 1933 and applicable blue sky laws.

The Warrant Redemption Proposal – Purpose of the Redemption, page 83

29.   Explain how the warrant redemption "will increase the Company's strategic opportunities…"

Proposal 1—The Merger Proposal, page 85

Background of the Merger, page 86

30.   In the fourth paragraph on page 89, you state that you "retained outside advisors and consultants" who supplemented your work. Please identify these outside advisors and consultants and disclose the consideration paid to each.

31.   Please revise to explain why the Merger Agreement was amended after it was finalized on August 7, 2009, and describe any material changes made.

Limitations on indemnification set forth in the Merger Agreement, page 92

32.   Please disclose how and why the Board determined that such indemnification limitations "are consistent with what could be expected."

The Fairness Opinion, page 92

33.   Please provide us with any analyses, reports, presentations, or other similar materials, including projections and board books, provided to or prepared by Signal Hill in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

34.   We note from your disclosure that Dlorah disclosed financial forecasts and projections to Signal Hill. Please revise your proxy statement to disclose all financial forecasts and projections, including the financial projections underlying your discounted cash flow analysis on page 100.

Selected Comparable Companies Trading Analysis, page 98

35.   Please explain why the first table in this subsection provides a "$" in the "Students" column.

Material Federal Income Tax Consequences of the Transaction…, page 102

United States Federal Income Tax Considerations, page 102

36.   Revise to delete the assumption that the transaction qualifies as a reverse subsidiary merger under Sections 368(a)(1)(A) and 368(a)(2)(E), as it is inappropriate to assume any legal conclusion underlying your discussion.

Business of Camden, page 151

Recent Developments, page 151

37.   We note your statement that the transaction consideration has an approximate value of $152,840,000. Please tell us in detail how you determined that amount. Tell us how this number reconciles to your pro forma financial statements.

Opportunity for stockholder approval of business combination, page 153

38.   You state in the second paragraph that you "will proceed with the Transaction only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the Transaction…." (emphasis added.) However, you state in the preceding paragraph that your founding stockholders have agreed to acquire shares of common stock in the open market and that they will vote such shares (considered IPO Shares) in favor of the transaction. Since your affiliates, directors, executive officers, and sponsor should not be considered in the same category as "public stockholders," please revise here and elsewhere in your proxy statement to clarify that "public stockholders" will include your insiders.

Business of Dlorah, page 167

Programs and Areas of Study, page 174

39.   In the second paragraph on page 177, please revise to disclose the current status of your request with the Higher Learning Commission for approval of the identified graduate programming.

40.   Please revise to create a new section that includes fiscal year 2009 Regulation S-K Item 402 disclosure regarding Dlorah that it would be required to make were it filing a Form 10 registration statement, including compensation and analysis disclosure. Please refer to Question 217.12 of the Compliance and Disclosure Interpretations relating Item 402 of Regulation S-K, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Results of Operations, page 199

41.   We note that student enrollment has increased at an average annual rate of
        approximately 9% since 1998, and that NAU experienced a 30% increase in
        student enrollment during the last fiscal year. Please assess whether this trend is
        expected to continue, and if so, if last year's substantial increase is indicative of
        future expectations. If not, provide a narrative discussion of the extent to which
        such increase was attributable to any unusual or infrequent events or transactions
        or any significant economic changes.

42.   We note that Dlorah, Inc. has several sources of revenue; however, you only
        discuss revenue in total. Please revise to discuss revenues from all sources. In
        this regard, you should also discuss cost of revenue for each source of revenue.

43.   We note per page F-39 that Dlorah, Inc. has two segments. Please discuss in
        detail each segment's results of operations.

44.   We note that the cost of education services expense as a percentage of net revenue
        has decreased during each of the last two fiscal years as a result of "efficiencies
        gained by students being advised to take online courses thereby leveraging the
        instructional efforts by gaining greater student to instructor ratios." Please assess
        whether this trend is expected to continue.

Liquidity and Capital Resources, page 202

Financing Activities, page 204

45.   Please disclose the reason(s) underlying the material change in net cash provided
        by (used in) financing activities for the years ended May 31, 2009 and 2008.

Beneficial Ownership of Camden Securities, page 211

46.   Please revise to create a new section that discloses the information required by
        Item 403 of Regulation S-K, pertaining to the security ownership of beneficial
        owners and management of Camden following the merger.

1. Summary of Significant Accounting Policies

Investments, page F-25

47.   It is unclear to us why you have presented the investment as a current asset
        considering the restrictions on its use pursuant to the note payable agreement with
        Wells Fargo Bank that matures in 2011. It appears that it should be classified as
        long term and re-labeled as restricted investments.

Annex I

Amended and Restated Agreement and Plan of Reorganization, page 71

48.   In your response letter or by supplement, please summarize the obligations set forth on Section 6.2(k)-1 and 6.2(k)-2 of the Company Disclosure Schedule.

                              *   *   *

        Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>via facsimile at (212) 370-1300</u>
        Adam Mimeles
        (Ellenoff Grossman & Schole LLP)